Tractebel Energia

SUEZ

03 APR 22 AM 7:21

Florianópolis, April 7th, 2003.

CE DF-0017/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA


03022342

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001



Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the Shareholders, that the intermediary dividends approved at the Board of Directors resolution from March 13th, 2003, for a total of R$ 184,360,000.00, corresponding to R$ 0.3573687800 per lot of one thousand A Class Preferred shares, R$ 0.2824306077 per lot of one thousand B Class Preferred shares and R$ 0.2824306077 per lot of one thousand Common shares will be paid on April 15th, 2003, through the Banco Itaú S/A.

According to the Announcement to Shareholders published on March 13th, 2003, the dividends will be paid based on the shareholder position of April 4th, 2003. The Company's shares shall be negotiated ex-intermediary dividends from April 7th, 2003 on.

Florianópolis, April 4th, 2003.

Marc Verstraete
Financial and Investors Relationship Director

Suez